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                          September 10, 2021

       John Rood
       Chief Executive Officer
       Momentus Inc.
       3901 N. First Street
       San Jose, CA 95134

                                                        Re: Momentus Inc.
                                                            Registration
Statement of Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259281

       Dear Mr. Rood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Daniel S. Kim